N E W S R E L E A S E

July 16, 2013

Nevsun Announces Voting Results

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) (the “Company” or “Nevsun”) announces that the nominees listed in the management proxy circular for the Annual Meeting of Shareholders were elected as directors of Nevsun. A total of 80.47% of outstanding shares were voted.

Election of Directors

The five nominees for director listed in Nevsun’s management proxy circular were elected as set out in the following table:

Director	Vote For	% Votes For
R. Stuart Angus	120,897,956	80.60
Clifford T. Davis	149,661,412	99.77
Robert J. Gayton	129,707,579	86.47
Gary E. German	149,245,471	99.49
Gerard E. Munera	149,242,876	99.49

Advance Notice Policy

The Advance Notice Policy of the Company, included as Schedule “C” in Nevsun’s management proxy circular was adopted by a 99.78% majority of the votes cast.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com